TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	Reed Elsevier Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Revised due to DTR rules – see Section 13	X

3. Full name of person(s) subject to the notification obligation	FMR Corp

4. Full name of shareholder(s) (if different from 3.)	See attached schedule

5. Date of the transaction (and date on which the threshold is crossed or reached if different)	Revised due to DTR rules

6. Date on which issuer notified	21 March 2007

7. Threshold(s) that is/are crossed or reached:	N/A

8: Notified Details A: Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction

	Number of Shares	Number of Voting Rights	Number of Shares	Number of Voting Rights		% of Voting Rights

			Direct	Direct	Indirect	Direct	Indirect

ISIN GB0007308355	12,133,983	12,133,983			12,133,983		0.95%

B. Financial Instruments
Resulting situation after the triggering transaction
Number of Voting
Rights that may be
acquired if the
		Exercise/Conversion	instrument is
Type of Financial Instrument	Expiration Date	Period/Date	exercised/converted	% of Voting Rights

Total (A+B)

Number of Voting Rights	% of Voting Rights

12,133,983	0.95%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

See attached schedule

Proxy Voting:

10. Name of the proxy holder:	FMR Corp

11. Number of voting rights proxy holder will cease/acquire to hold:	N/A

12. Date on which proxy holder will cease/acquire to hold voting rights:	N/A

13. Additional information:	As discussed with the FSA, prior to the
implementation of the EU Transparency
Directive, we aggregated the interests
in shares of FMR Corp (FMR) and Fidelity
International Limited (FIL) together for
the purposes of shareholder reporting.
According to the new DTR rules we are
now reporting the indirect holdings of
FMR and FIL separately. A separate
notification is being submitted for FIL.
Please note these holdings are correct
as of close of business 19 March 2007

14. Contact Name	Sophie Hughes

15. Contact:	fil-regulatoryreporting@uk.fid-intl.com

FMR Attachment
Issuer name:	REED ELSEVIER PLC

Current ownership percentage:	0.95%
Total shares held:	12,133,983
Issued share capital:	1,271,786,714
			MANAGEMENT
	SHARES HELD	NOMINEE	COMPANY

FMR Corp is the parent holding company of Fidelity	2,686,175	STATE STREET BANK AND TR CO	FMTC
Management & Research Company (FMRCO), investment	164,700	STATE STREET BANK AND TR CO	FMRCO
manager for US mutual funds, and Fidelity Management Trust	60,680	STATE STREET BANK AND TR CO	FMR
Company (FMTC), a US state chartered bank which acts as	292,400	STATE STREET BANK AND TR CO	FICL
a trustee or investment manager of various pension and	30,900	ROYAL TRUST- TORONTO	FMTC
trust accounts.	26,100	NORTHERN TRUST LONDON	FMRCO
	1,092,900	NORTHERN TRUST CO	FMTC
	628	N/A	0
	25,800	MELLON BANK NA	FMR
	169,000	MELLON BANK N.A.	FMTC
	87,800	MELLON BANK N.A.	FMRCO
	107,800	JPMORGAN CHASE BANK	FPM
	451,400	JPMORGAN CHASE BANK	FMTC
	3,709,100	JPMORGAN CHASE BANK	FMRCO
		BROWN BROTHERS HARRIMAN
	2,794,500	AND CO	FMRCO
	68,400	BANK OF NEW YORK	FMRCO
	365,700	BANK OF NEW YORK	FMTC

B: Identity of the notifier, if applicable

Full name	Margaret Woods Reed Elsevier PLC

Contact address	1-3 Strand, London WC2R 5JY

Phone number	020 7166 5613

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Assistant Company Secretary